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                                                                     Exhibit 4.8

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

                    KTI, Inc. Announces Completion of PERC's

                         Utility Contract Restructuring

      Guttenberg, N. J. (June 26, 1998) -- - KTI, Inc. (Nasdaq: KTIE) announced today the successful completion of a major overhaul of the various contracts and obligations of its waste-to-energy subsidiary, Penobscot Energy Recovery Company, Limited Partnership (PERC). This major restructuring involves the waste supply agreements with the constituent municipalities, the power sales agreement with Bangor Hydro (PERC's sole utility customer), as well as a refinancing of the tax exempt bonds for PERC. KTI is a 71.3% owner and general partner of PERC.

      The refinancing was made possible through the sale of approximately $45,000,000 in Electric Rate Stabilization Revenue Refunding bonds issued by the Finance Authority of Maine (FAME). The yield on the bonds ranges from 3.75% for 1-year term bonds to 5.20% for 20-year term bonds. Proceeds were used to retire PERC's existing outstanding bonds, thereby reducing its debt service costs and extending the term of its current 5-year bonds.

      The refinancing was part of a complex transaction involving KTI, PERC, FAME, the Maine Legislature, Bangor Hydro-Electric Company, the Public Utilities Commission of Maine, and the Municipal Review Committee (MRC) which represents over 130 Maine municipalities.

      The refinancing was facilitated under the auspices of the Maine Legislature through an amendment to the Electric Rate Stabilization Program that allowed PERC to qualify for such financing. Under the agreement, the State of Maine's "moral obligation" supports the new non-recourse debt.

      The PERC refinancing agreement and the associated restructuring of the power sales agreement is also intended to enhance the financial objectives of Bangor Hydro-Electric including a rate reduction of its contractual obligation to purchase PERC's power output through the year 2018. The agreement addresses Bangor Hydro's desire to reduce the burden on its ratepayers caused by the existing power purchase agreement with PERC. The restructuring also stabilized tipping fees for the municipalities which PERC serves in exchange for the extension of their commitment to provide up to 180,000 tons of solid waste each year to PERC through the year 2018.

      As part of the closing of the transaction, Bangor Hydro made a one-time payment of $6 million to PERC and will make additional quarterly payments of $250,000 for four years totaling $4 million.

                                     -more-
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                                                                       KTI, Inc.


      In addition, Bangor Hydro issued one million warrants to PERC and one million warrants to MRC. Each warrant entitles the warrant holder to acquire one share of Bangor Hydro common stock at a price of $7 per share. The warrants vest over four years and expire in 10 years.

      KTI President, Martin J. Sergi said, "This is an extremely important and valuable transaction for all parties involved. As for KTI, the transaction has some near term impact on earnings, which are perfectly manageable as expected. We will both increase and strengthen our cash flow which is locked in for the years ahead. In addition, KTI will have an equity stake in Bangor Hydro. As a further benefit, the communities have extended their contracts with PERC by 15 years to supply the required stream of solid waste into the facility, and the Public Utilities Commission in Maine has approved the rate that PERC charges Bangor Hydro for electricity for the next 20 years. This is another illustration of the strong public/private partnership developed by KTI's subsidiaries in Maine."

      PERC processes approximately 250,000 tons of municipal solid waste a year from 230 Maine communities and generates over 160,000 megawatt hours of electricity per annum, which is sold to Bangor Hydro Electric Company. In 1997, PERC generated $31.6 million in revenue and net income of $7.3 million.

      Energy National, Inc. (ENI), a subsidiary of NRG Energy, which is also a general partner of PERC, owns 28.7% of PERC.

                                       ***

      KTI is a fully integrated waste management company whose core reputation was established in the waste-to-energy sector. KTI owns and operates two waste-to-energy facilities in Maine, two waste-to-energy facilities in Virginia; a biomass-to-energy plant in Florida, and wood processing operations in Maine and Georgia. Collectively, these businesses handle in excess of 1,000,000 tons of material annually.

      KTI also owns and operates major recycling facilities in Boston, Newark and Chicago, a full-service environmental company based in Newington, New Hampshire, a Maryland company specializing in marketing post-industrial recycling plastics, a paper and metals recycling company in Biddeford, Maine and a world wide secondary fiber marketing company based in Portland, Oregon. It also holds a majority interest in America's only commercially operational municipal waste ash recycling facility in Nashville, Tennessee

      For further information, contact Marty Sergi at KTI, Inc. (201) 854-7777 or Frank N. Hawkins, Jr. or Julie Marshall at Hawk Associates, Inc. (305) 852-2383. Copies of KTI press releases, SEC filings, current price quotes, stock charts, analysts' comments and other valuable information for investors may be found on the website http://www.hawkassociates.com.

      This release contains various forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which represent the company's expectations or beliefs concerning future events of the company's financial performance. These forward-looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Results actually achieved may differ materially from expected results included in these statements.